Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERENCE DIVIDENDS

MBIA, Inc.

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Years Ended December 31,					Three months ended March 31,
Earnings to Fixed Charges (Interest Coverage) Ratio	2002	2003	2004	2005	2006	2007
Income from continuing operations before taxes	$788,447	$1,161,990	$1,170,858	$1,017,183	$1,133,263	277,041
Interest Expense	72,817	78,822	81,215	91,801	85,709	21,038
Portion of rentals deemed to be interest	1,089	1,397	1,345	1,820	1,187	279

Earnings	$862,353	$1,242,209	$1,253,418	$1,110,804	$1,220,159	298,358

Interest Expense	$72,817	$78,822	$81,215	$91,801	$85,709	21,038
Portion of rentals deemed to be interest	1,089	1,397	1,345	1,820	1,187	279

Fixed Charges	$73,906	$80,219	$82,560	$93,621	$86,896	21,317

Ratio of earnings to fixed charges	11.7%	15.5%	15.2%	11.9%	14.0%	14.0%